Mail Stop 6010

February 7, 2007

Kofi Kankam
Chief Executive Officer
JobsInSite, Inc.
426 West 49th Street, Suite 4A
New York, NY 10019

Re: JobsInSite, Inc.
Amendment No. 1 to the Registration Statement on Form SB-2
Filed on January 18, 2007
File No. 333-137624

Dear Mr. Kankam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
General

1. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

2. Please revise your filing to include updated financial statements and related disclosures through September 30, 2006 as required by Item 310(g) of Regulation S-B. In addition, please note that you must provide audited financial statements for the year ended December 31, 2006 if you expect to go effective after February 15, 2007.

3. Please also update your document, including your Risk Factor, MD&A and Business sections to update the information as of a more recent date than the current date of June 30, 2006, as applicable.

Prospectus Cover Page

4. We note the date you include in the last sentence of this cover page and note that such date will change and will depend on what date the Form SB-2 goes effective. Please confirm that you will change the date included in this sentence as appropriate.

Special Note Regarding Forward-Looking Statements, pages 10 and 14

5. We note you have included this section twice on pages 10 and 14. Please delete one section to eliminate the unnecessary repetition.

Directors and Executive Officers, page 11

6. We note your response to comment 7 and your revised disclosure. However, it does not appear you have provided for the business description for each of your executive officers during the 2002-2004 years. Therefore, our comment is reissued in part. Please revise your business descriptions for each of your officers during that time period.

Experts, page 13

7. We acknowledge your response to our previous comment 9. Please provide your auditor's review report on your interim financial statements or revise your disclosure to remove the reference to their review. In addition, please revise your disclosure to identify all financial statements audited or reviewed or remove your reference to specific financial statements. In this regard, you do not identify your balance sheets as being either audited or reviewed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

8. We acknowledge your response to our previous comment 30 and your revised disclosure of the commitment by your officers to contribute up to $25,000 in additional equity. Please revise your disclosure to specifically discuss the anticipated cash requirements for offering costs estimated at $25,500 as disclosed on page 37. In addition, please discuss why you are willing to incur these costs to register the shares underlying your recent private placement of common stock when you raised only $17,900 of proceeds in that private placement.

9. Please revise this section to also disclose that you expect your currently available funds will allow you to execute your plan of operations for the next 12 months. We note similar disclosure you include on page 4 under the risk factor entitled "We have future capital needs and without adequate capital . . . ."

Executive Compensation, page 31

10. We note your response to comment 31 and your revised disclosure. However, since you have filed the Amendment No. 1 to the Form SB-2 after January 1, 2006, the executive compensation table should now reflect 2006 and not 2005. Additionally, please note that your next amendment must comply with the new executive compensation rules. Please see Release No. 33-8723A.

Financial Statements
Independent Auditors' Report, page F-1

11. We acknowledge the revisions your auditor made to their report in response to our previous comment 36. Please have your auditor revise their opinion paragraph to indicate conformity with U.S. generally accepted accounting principles not standards of the Public Company Accounting Oversight Board (United States). The reference to the PCAOB auditing standards added in the second paragraph is appropriate; however, your financial statements must be presented in conformity with GAAP not auditing standards.

12. We acknowledge your response to our previous comment 37. Please clarify for us why you indicate that the report of Paritz & Co, P.A. covers the period from the inception of your predecessor limited liability company when you indicate in response to our previous comment two that you do not include any financial statements for your predecessor company because it had no operations. If you indeed do not include the financial statements or information of your predecessor, please have your auditor revise the date of your inception to July 19, 2004 to be consistent with your incorporation date identified throughout your filing or explain to us why the indicated date of July 1, 2004 is appropriate. In addition, please have your auditor revise their report to remove reference to the financial statements for the year ended December 31, 2004 and instead indicate that these financial statements are for the period from inception through December 31, 2004.

Balance Sheet, page F-2

13. Please revise your balance sheet to reinstate each equity account identified in your statements of stockholders' equity.

Statement of Operations, page F-3

14. We acknowledge your response to our previous comment 39 but it appears that you have improperly labeled the cumulative inception-to-date information as ending at December 31, 2004 and have apparently removed your 2004 information. Please revise your financial statements to include three separate statements of operations: one for the year 2005; one for the period from inception through December 31, 2004; and one for the cumulative period from inception through December 31, 2005.

Statement of Cash Flows, page F-5

15. We acknowledge your response to our previous comment 43. Please revise your cash flow statements to address the following items:

    a.   Please ensure that your net loss for 2005 is reflected as a negative number.
    b.   Please remove your depreciation adjustment in 2005 consistent with your response to our previous comment 38.
    c.   Please ensure that the net losses in your 2004 and inception through 2005 cash flow statements agree with your statements of operations for the same periods and add the necessary reconciling items so that your financial statements foot.
    d.   Please correct the apparent typographical error in your ending cash balance for your inception through 2005 financial statement. It appears that the ending balance should be $915 not $15.

Notes to Financial Statements
Note 1: Summary of Significant Accounting Policies
Research and development costs, page F-7

16. We acknowledge your response to your previous comment 45. Please explain to us how your policy to expense all software development costs prior to a product becoming market ready complies with the provisions of paragraphs 4 and 5 of SFAS 86 to capitalize costs after technological feasibility is attained.

Revenue Recognition, page F-7

17. Please revise your policy disclosure provided in response to our previous comment 44 to clearly indicate when title passes to your customer.

Website Development Costs, Page F-7

18. We acknowledge your response to our previous comment 46. Please explain to us how your policy to expense website costs in the development stage complies with the requirements of paragraphs 5 and 6 of EITF 00-2 to generally capitalize costs after the planning phase under SOP 98-1.

<u>Interim Financial Statements</u>
<u>Statement of Stockholders' Equity, page F-10</u>

19. Your 2006 statement of stockholders' equity does not appear to equal your equity at June 30, 2006 as reported on your balance sheet. It appears that you did not include your private equity placement in this statement. Please ensure that you include all equity activity in your updated financial statement.

<u>Notes to Financial Statements</u>
<u>Note 1: Summary of Significant Accounting Policies</u>
<u>2006 Equity Issuances, page F-11</u>

20. Please revise your disclosure provided in response to our previous comment 48 and in The Offering and MD&A to clearly indicate why you are registering only the shares issued in your 2006 private placement. It is not clear why shares that only have piggyback registration rights command a separate registration statement.

<u>Exhibit 23.1: Consent of Paritz & Co., P.A.</u>

21. Please have Paritz & Company, P.A. provide a currently dated consent in each amendment you file.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at (202) 551-3638 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kwajo M. Sarfoh
        Sarfoh & Associates, LLP
        250 West 57th Street, Suite 917
        New York, NY 10107